Exhibit 99.1

IceCure Appoints Meir Peleg as Chief Financial Officer

Meir Peleg brings over 20 years of financial leadership and experience including with Nasdaq listed companies

IceCure intends to appoint Dr. Richard Fine as Medical Director

CAESAREA, Israel, March 24, 2026 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an option to surgical tumor removal, today announced the appointment of Mr. Meir Peleg as its Chief Financial Officer (“CFO”), effective May 17, 2026.

The appointment comes as IceCure is experiencing strong commercial momentum for ProSense® in the United States and globally following U.S. Food and Drug Administration (“FDA”) clearance in low-risk breast cancer and a recommendation by the American Society of Breast Surgeons (“ASBrS”) for the use of cryoablation in select low risk breast cancer patients.

“We are pleased to welcome Meir to IceCure as we build strong commercial momentum in the U.S. and globally,” stated IceCure’s Chief Executive Officer Eyal Shamir. “We believe his extensive experience as a CFO of rapidly growing, publicly traded companies and deep capital markets expertise make him a valuable addition to our leadership team as we scale the business.”

Meir Peleg commented, “I am excited to join IceCure at this important stage and support its continued growth as commercial adoption of ProSense® expands. IceCure’s strong clinical foundation, growing market acceptance, and clear strategic vision present a compelling opportunity, and I look forward to working with the leadership team to strengthen our financial infrastructure and support global growth.”

Meir Peleg is a seasoned public company CFO with deep capital markets experience, uniquely combining a software engineering background with over 20 years of financial leadership. He has a proven track record leading a successful Nasdaq IPO and multiple large-scale capital raises, while scaling global industrial-tech organizations from early growth stages to 700+ employees worldwide. Mr. Peleg brings a data-driven, systematic approach to M&A, and public company governance, having previously served as a strategic partner to CEOs and boards in maximizing shareholder value and driving long-term enterprise growth. He is a Certified Public Accountant in Israel and holds an MBA and a BA in Economics and Computer Science from Bar-Ilan University.

In addition, IceCure plans to appoint Richard E. Fine, MD, FACS in the second quarter of 2026 as the Company’s Medical Director to lead breast indications. In this role, Dr. Fine will support IceCure’s clinical and educational initiatives in breast cryoablation, including the Company’s previously announced FDA-approved ChoICE post-marketing study evaluating ProSense® cryoablation for the treatment of low-risk breast cancer.

Dr. Fine is a breast surgical oncologist and Director of the Breast Program at the Margaret West Comprehensive Breast Center at West Cancer Center & Research Institute in Germantown, Tennessee. Dr. Fine is a nationally recognized leader in the diagnosis and treatment of breast disease, with particular expertise in image-guided breast procedures and minimally invasive technologies.

In alignment with IceCure’s corporate strategy and technological roadmap, the Company has initiated a search for a new Chief Technology Officer. Mr. Naum Muchnik, IceCure’s Vice President of R&D and Engineering, will be departing his role effective April 12, 2026. IceCure thanks Mr. Muchnik for his contributions during his tenure.

About ProSense®

The ProSense® Cryoablation System is the first and only medical device to receive FDA marketing authorization for the local treatment of low-risk breast cancer with adjuvant endocrine therapy for women aged 70 and above, including patients who are not suitable for surgical alternatives for breast cancer treatment. A full list of benefits and risks can be found on the Company’s website.

ProSense® is a minimally invasive cryosurgical tool that provides the option to destroy tumors by freezing them. The system uniquely harnesses the power of liquid nitrogen to create large lethal zones for maximum efficacy in tumor destruction in benign and cancerous lesions, including in the breast, kidney, lung, and liver.

ProSense® enhances patient and provider value by accelerating recovery, reducing pain, surgical risks, and complications. With its easy, transportable design and liquid nitrogen utilization, ProSense® opens the door to fast and convenient office-based procedures for breast tumors.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective option to surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and Asia.

Forward Looking Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: the expected timing for Mr. Peleg’s commencement as the Company’s CFO; the intended appointment of Dr. Richard Fine as Medical Director of the Company; and the Company’s search for a new Chief Technology Officer and departure date for its current Vice President of R&D and Engineering.. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 17, 2026, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914